UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Astea International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04622E208

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04622E208

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		131,132
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

131,132
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 04622E208

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		325,842
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

325,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 04622E208

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,600
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		325,842
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,600
	10	SHARED DISPOSITIVE POWER

325,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

328,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 04622E208

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 194,710 Shares beneficially owned by KWM is approximately $849,954, including brokerage commissions. The aggregate purchase price of the 131,132 Shares beneficially owned by Philotimo is approximately $364,840, including brokerage commissions. The aggregate purchase price of the 2,600 Shares beneficially owned by Mr. Kanen is approximately $8,065, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On September 28, 2018, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Chief Executive Officer and Chairman of the board of directors (the “Board”) reiterating their concern regarding the Issuer’s current capital structure, which the Reporting Persons believe has undermined the health of the Issuer resulting in a weakened balance sheet and reduced earnings and also serves as a repellant to new investors/prospective stockholders. While the Reporting Persons commend the Board for the formation of the special committee to examine the capital structure, specifically related to the outstanding convertible preferred stock, the Reporting Persons are concerned that it has been close to three months since the committee was formed and no developments or changes have been announced by the Issuer. The Reporting Persons further requested in the letter that the Board uphold its fiduciary duty to update and explain to existing stockholders how the Issuer’s current capital structure benefits all stakeholders. Moreover, the Reporting Persons highlighted the need for Board change and stated that having a wide range of perspectives represented in the boardroom is critical to effective corporate governance and is vital if the Board is able to successfully address the complex issues the Issuer faces. The Reporting Persons have identified a highly qualified director candidate for the Board's consideration for appointment as a Board member and expect to continue their constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

5

CUSIP NO. 04622E208

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,594,549 Shares outstanding, as of August 9, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018.

A.	Philotimo
(a)	As of the close of business on September 27, 2018, Philotimo beneficially owned 131,132 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 131,132
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 131,132

(c)	The transactions in the Shares by Philotimo since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	KWM
(a)	As of the close of business on September 27, 2018, KWM beneficially owned 194,710 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 131,132 Shares owned by Philotimo.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 325,842
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 325,842

(c)	KWM has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
C.	Mr. Kanen
(a)	As of the close of business on September 27, 2018, Mr. Kanen directly beneficially owned 2,600 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 194,710 Shares owned by KWM and (ii) 131,132 Shares owned by Philotimo.

Percentage: Approximately 9.1%

6

CUSIP NO. 04622E208

(b)	1. Sole power to vote or direct vote: 2,600
2. Shared power to vote or direct vote: 325,842
3. Sole power to dispose or direct the disposition: 2,600
4. Shared power to dispose or direct the disposition: 325,842

(c)	Mr. Kanen has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Philotimo since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board

7

CUSIP NO. 04622E208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC
its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

8

CUSIP NO. 04622E208

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, lP

Purchase of Common Stock	1,132	4.4735	08/15/2018